SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. – PETROBRAS
A Public Company
CNPJ/MF No. nº 33.000.167/0001-01
NIRE No. 33300032061

NOTICE OF EXTRAORDINARY GENERAL MEETING

The Board of Directors of Petróleo Brasileiro S.A. – PETROBRAS, complying with the provisions of article 40 of its By-laws, hereby summons its Shareholders to convene for an Extraordinary General Meeting on November 24 2008, at 3 PM, at the Company’s Main Office Building’s auditorium, at Avenida República do Chile, No. 65, 1st floor, in the city of Rio de Janeiro (RJ), to deliberate on the following order of the day:

I - approval of the Protocol and the Justification of Incorporation, dated October 2 2008, signed by PETROBRAS, as the Surviving Company, and by ‘17 de Maio Participações S.A’., as the Acquired Company, together with the respective pertinent documents, and the approval of ‘17 de Maio Participações S.A.’ incorporation operation;

II - approval of the appointment of a specialized company to evaluate the assets and the approval of the respective evaluation report, under the terms of §§ 1 and 3 of art. 227, Law No. 6.404/76.

The documents to be analyzed during the Meeting are available to the shareholders at PETROBRAS’ Main Office Building, room 2202-B (Shareholder Support).

Any Shareholder who would like to be represented in the mentioned Meeting must meet the precepts set forth by article 126, paragraph 1, of the Corporate Law; and article 13 of PETROBRAS’ By-laws, presenting, during the act or, preferably, depositing a proxy with special powers at the above-mentioned Shareholder Support room no later than 5 PM on November 20 2008.

Rio de Janeiro, October 17 2008.

Dilma Vana Rousseff
President of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.